Exhibit d 3 m

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 29th day of February 2016, between New York Life Investment Management LLC (the “Manager”) and MacKay Shields LLC (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect the subadvisory fee change for the MainStay Total Return Bond Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective February 29, 2016, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and Associate	Title:	President
General Counsel

MACKAY SHIELDS LLC

Attest:	/s/ Rene A. Bustamante	By:	/s/ Lucille Protas
Name:	Rene A. Bustamante	Name:	Lucille Protas
Title:	Senior Managing Director	Title:	President
and Chief Compliance Officer

SCHEDULE A

(Effective as of February 29, 2016)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to the Allocated Assets of such Series equal to the following:

FUND	ANNUAL RATE

MainStay Absolute Return Multi-Strategy Fund*	0.375% on all assets

MainStay California Tax Free Opportunities Fund*	0.25% on all assets

MainStay High Yield Municipal Bond Fund*	0.275% up to $1 billion; and
0.27% from $1 billion to $3 billion; and
0.265% in excess of $3 billion

MainStay High Yield Opportunities Fund*	0.40% up to $3 billion; and
0.3875% in excess of $3 billion

MainStay New York Tax Free Opportunities Fund*	0.25% on all assets

MainStay Short Duration High Yield Fund*	0.325% on all assets

MainStay Tax Advantaged Short Term Bond Fund*	0.225% on all assets

MainStay Total Return Bond Fund*	0.25% up to $1 billion;
0.2375% from $1 billion to $3 billion; and
0.2325% in excess of $3 billion

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund. Payment will be made to the Subadvisor on a monthly basis.

* The Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor, upon reasonable prior notice from the Manager, has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns.